SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2009

Commission File Number: 001-15276

Itaú Unibanco Holding S.A.
(New corporate name of Itaú Unibanco Banco Múltiplo S.A., pending approval of the Brazilian Central Bank)
Itaú Unibanco Holding S.A.
(Translation of Registrant’s Name Into English)

Praça Alfredo Egydio de Souza Aranha, 100-Torre Itaúsa
04344-902 São Paulo, SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Yes:   ☐      No:   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Yes:   ☐      No:   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-___________________.

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Itaú Unibanco Holding S.A.* (Registrant)

Date: August 11, 2009	By:	/s/ Alfredo Egydio Setubal
		Name:	Alfredo Egydio Setubal
		Title:	Investor Relations Officer

By:	/s/ Silvio Aparecido de Carvalho
	Name:	Silvio Aparecido de Carvalho
	Title:	Chief Financial Officer

* New corporate name of Itaú Unibanco Banco Múltiplo S.A., pending approval of the Brazilian Central Bank.

EXHIBIT INDEX

99.1	Meeting of the Board of Directors held on August 10, 2009.

99.2	Policy Regarding the Disclosure of Material Information.

99.3	Corporate Governance Policy.

99.4	Policy for Trading Itaú Unibanco Holding S.A. Securities.

99.5	Internal Charter of the Board of Directors.

99.6	Meeting of the Fiscal Council held on August 10, 2009.